

December 6, 2021

Stephanie L. Gill
Chief Legal Counsel and Corporate Secretary
Vertiv Holdings Co
1050 Dearborn Drive
Columbus, Ohio 43085

   Re: Vertiv Holdings Co
     Registration Statement on Form S-3
     Filed November 22, 2021
     File No. 333-261268

Dear Ms. Gill:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed November 22, 2021

General

1. Please tell us how you have complied, or intend to comply, with the requirements of Rules 3-05 and 11-01 of Regulation S-X as they relate to your acquisition of E&I which was consummated on November 1, 2021. Alternatively, provide us with your calculations supporting a conclusion that you are not required to provide the information in this Form S-3.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David J. Miller